February 14, 2005

Mail Stop 04-09

VIA U.S. MAIL AND FAX (714) 662-4412

Mr. Thomas J. Rhia
Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614-6404

RE:	WNC California Housing Tax Credits, L.P.
	File No.  0-20058
      Form 10-K for the year ended March 31, 2004
Form 10-Q for the quarterly period ended June 30, 2004

Dear Mr. Riha:

      We have reviewed your response letter dated January 27, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Method of Accounting for Investments in Limited Partnerships, page
25

1. Related to prior comment 4, clarify in future filings and supplementally to us which period the effect of any difference between estimated and actual results would be recorded in. In addition, please advise us how you considered paragraph 18(g) of APB
18 in applying this methodology.

New Accounting Pronouncements, page 26

2. We have reviewed your response to comment 5 and still do not understand how you concluded that there is sufficient equity investment at risk under paragraph 5(a) of FIN 46(R) considering that partners` capital is significantly less than 10% of total assets for all partnerships on a combined basis and the general partner has allowed the partnership to defer payment of its fees. Please expand your explanation of how you reached this conclusion with reference to paragraph 9 of FIN 46(R).

3. We also do not understand how you reached your conclusions under paragraph 5(c). It appears from your response that the general partners control over operating decisions has resulted in applying the equity method under SOP 78-9. In light of this treatment, please advise us why you believe that your rights to expected returns and losses including the tax benefits are not disproportionate to your voting rights in concluding that the Local Limited Partnerships are not VIEs.

Schedule III, page 41

4. In light of your response to prior comment 6, please include all columns required by Rule 12-28 of Regualtion S-X at a minimum.


      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 824-5539 or me at (202) 824-5222.



Sincerely,



Steven Jacobs
Senior Staff Accountant


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WNC California Housing Tax Credits, L.P.
February 14, 2005
Page 1